CLIFTON STAR RESOURCES INC.
Suite 836, 470 Granville Street
Vancouver, BC, V6C 1V5
Tel. Number: 604-688-4706
Fax Number: 604-688-4722

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “Meeting”) of the shareholders of Clifton Star Resources Inc. (the “Company”) will be held at 7th Floor, 595 Burrard Street, Vancouver, British Columbia, V7X 1S8, on Monday, December 14, 2009, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the directors and the financial statements of the Company together with the auditor’s report thereon for the financial year ended June 30, 2009.

2.

To fix the number of directors at five.

3.

To elect directors for the ensuing year.

4.

To appoint the auditors for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditors.

6.

To approve and ratify the Company’s 2009 Stock Option Plan, as more fully set forth in the information circular accompanying this Notice.

7.

To approve a special resolution to alter the Company’s Notice of Articles to increase the authorized capital of the Company to an unlimited number of common shares without par value, as more fully set forth in the information circular accompanying this Notice.

8.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this Notice.

DATED this 2nd day of November, 2009.

BY ORDER OF THE BOARD
“Harry Miller“

Harry Miller
President, Chief Executive Officer and Director